## Contact

www.linkedin.com/in/colin-rose-037188206 (LinkedIn)

## Top Skills

Customer-focused Service
Team Spirit
Accounting

## Certifications

Nationally Certified Peer Recovery Support Specialist (NCPRSS)

# Colin Rose

Chief Executive Officer at Objective Reality Inc
Chillicothe

## Summary

VR arcade and escape room owner since 2019. started a VR software design studio July 2020 working on our first game, The Deed of Deception, slated for release on steam September 2021! We also have a few other exciting vr solutions we are working on so check out our website for more info.

## Experience

### Objective Reality Studios
Chief Executive Officer
July 2020 - Present (1 year 11 months)
Chillicothe, Ohio, United States

### Objective Reality Games LLC
CEO
March 2019 - Present (3 years 3 months)

## Education

### Ohio University
Bachelor's degree, Hospital and Health Care Facilities Administration/Management · (2002 - 2007)